UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 20, 2024

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cepton, Inc.

File No. 5-86064 – CTR#7048

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Cepton, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Schedule 13E-3 filed on September 25, 2024, and amended on November 13, 2024.

Based on representations by Cepton, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit (c)(3)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance